Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09045251

19 January 2009

SUPPL

SEC Mail Processing Section

JAN 29 2009

Washington, DC
111

JAN 29 2009

Washington, DC
111

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
FEB 04 2009
THOMSON REUTERS

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Zeus -1 Well

Cue Energy Resources Limited is pleased to announce that the Zeus -1 well spudded on January 17, 2009.

Zeus -1 is located in permit WA-361-P and will test a complex structural/ stratigraphic play that has Legendre Sandstones as a primary target.

MEO Australia Limited, the operator for WA-361-P, had advised as at 2400 hours on 17 January, 2009 that 30" casing had been run and cemented to 271m. Preparations were underway to run in the hole and drill ahead.

Weekly drilling updates are planned to be released every Wednesday.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd (*Wholly owned subsidiary of MEO Australia Limited*)	35%
Resource Development International Limited	35%
Cue Exploration Pty Ltd	15%
Gascorp Australia Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

19th January 2009

END